Exhibit 99.1

ALTAGAS ANNOUNCES CLOSING OF THE SALE OF A 35 PERCENT INDIRECT EQUITY INTEREST IN THE NORTHWEST BRITISH COLUMBIA HYDRO ELECTRIC FACILITIES

Calgary, Alberta (June 22, 2018)

AltaGas Ltd. (AltaGas) (TSX: ALA) announced today that it has successfully completed the sale of a 35 percent indirect equity interest in the Northwest British Columbia Hydro Electric Facilities (the “Facilities”) for $922 million, which implies a value of $2.6 billion on a 100 percent basis.

The sale of the interest in the Facilities is part of the larger funding strategy related to AltaGas’ acquisition of WGL Holdings, Inc. (“WGL”), and represents almost half of the approximately $2 billion in asset sales to be raised.  AltaGas remains confident in completing its long-term financing plan over the next several months and continues to advance discussions for the monetization of additional assets.

Beyond the planned asset sales, the balance of the funding for the acquisition will be obtained through offerings of senior debt and hybrid securities, as well as the $2.6 billion in equity proceeds raised through the February 2017 subscription receipt offering and private placement. The acquisition is fully backstopped with a US$3 billion bridge facility and the subscription receipt proceeds.

The sale of the 35 percent stake of AltaGas’ interest in the Facilities is to a joint venture company that is indirectly owned by Axium Infrastructure Inc., as manager of Axium Infrastructure Canada II Limited Partnership, and Manulife Financial Corporation. AltaGas remains the majority holder of the Facilities and will continue to provide all operational, maintenance and management functions.

The Facilities are located in Tahltan First Nation territory and are comprised of the 195-megawatt Forrest Kerr Hydroelectric Facility, the 16-megawatt Volcano Creek Hydroelectric Facility, and the 66-megawatt McLymont Creek Hydroelectric Facility. The Facilities achieved commercial operation in 2014 and 2015 with a total capital cost of approximately $1 billion.

About AltaGas

AltaGas is an energy infrastructure company with a focus on natural gas, power and regulated utilities. AltaGas creates value by acquiring, growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

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FORWARD LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as “may”, “can”, “would”, “could”, “should”, “will”, “expect”, “opportunity” and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: expected financing strategy for the WGL acquisition, including additional asset sales, value of such asset sales, timing, and additional financing steps and expected ability to execute on our long-term financing plan. . These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates and projections based on certain material factors and assumptions at the time the statement was made.  Material assumptions include: expected commodity supply, demand and pricing; volumes and rates; exchange rates; inflation; interest rates; credit rating; regulatory approvals and policies; future operating and capital costs; project completion dates; capacity expectations; implications of recent U.S. tax legislation changes; the outcomes of significant commercial contract negotiation; financing of the WGL Acquisition; timing and completion of the WGL acquisition; and timing and completion of the sale of AltaGas’ interest in the Facilities.  AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: access to and use of capital markets; market value of AltaGas’ securities; AltaGas’ ability to pay dividends; AltaGas’ ability to service or refinance its debt and manage its credit rating and risk; prevailing economic conditions; potential litigation; AltaGas’ relationships with external stakeholders, including Aboriginal stakeholders; volume throughput and the impacts of commodity pricing, supply, composition and other market risks; available electricity prices; interest rate, exchange rate and counterparty risks; legislative and regulatory environment; the potential for service interruptions; AltaGas’ ability to economically and safely develop, contract and operate assets; AltaGas’ ability to update infrastructure on a timely basis; AltaGas’ dependence on certain partners; impacts of climate change and carbon taxing; cybersecurity risks; risks associated with the acquisition of WGL, the financing of the WGL acquisition and the underlying business of WGL; and the other factors discussed under the heading “Risk Factors” in the most recent AIF.  Many factors could cause AltaGas’ or any particular business segment’s actual results, performance or achievements to vary from those described in this news release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release, and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.

This news release contains references to certain financial measures that do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other entities. These non-GAAP measures provide additional information that management believes is meaningful regarding AltaGas’ and Coast Mountain Hydro Limited Partnership’s operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. Readers are cautioned that non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with GAAP. EBITDA is a measure of AltaGas’ operating profitability prior to how business activities are financed, assets are amortized, or earnings are taxed. EBITDA is calculated from the Consolidated Statement of Income using net income adjusted for pre-tax depreciation and amortization, interest expense, and income tax expense. EBITDA includes additional adjustments for unrealized gains (losses) on risk management contracts, gains (losses) on investments, transaction costs related to acquisitions, gains (losses) on the sale of assets, and accretion expenses related to asset retirement obligations.  AltaGas presents EBITDA as a supplemental measure. EBITDA is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets and the capital structure.